UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14471

MEDICIS PHARMACEUTICAL CORPORATION

(Exact name of registrant as specified in its charter)

7720 North Dobson Road

Scottsdale, Arizona 85256

(602) 808-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.5% Contingent Convertible Senior Notes due 2032

1.5% Contingent Convertible Senior Notes due 2033

1.375% Convertible Senior Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2.5% Contingent Convertible Senior Notes due 2032:	14
1.5% Contingent Convertible Senior Notes due 2033:	11
1.375% Convertible Senior Notes due 2017:	34

Pursuant to the requirements of the Securities Exchange Act of 1934, the surviving issuer, Medicis Pharmaceutical Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEDICIS PHARMACEUTICAL CORPORATION

Date: December 26, 2012	By:	/s/ Robert Chai-Onn
	Name:	Robert Chai-Onn
	Title:	Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.